UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.
Commission File Number: 001-13023
Thermadyne Holdings Corporation
(Exact name of registrant as specified in its charter)
16052 Swingley Ridge Road, Suite 300
Chesterfield, Missouri 63017
(636) 728-3000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Common Stock, $0.01 par value per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 1
     Pursuant to the requirements of the Securities Exchange Act of 1934, Thermadyne Holdings Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Thermadyne Holdings Corporation
Date: December 14, 2010	By:	/s/ Steven A. Schumm
		Name:	Steven A. Schumm
		Title:	Chief Financial and Administrative Officer